UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 35,000,000 Callable Fixed Rate to CMS Linked Notes due August 13, 2024

Filed pursuant to Rule 3 of Regulation BW

Dated:  August 12, 2009

The following information regarding the U.S. Dollar 35,000,000 Callable Fixed Rate to CMS Linked Notes due August 13, 2024 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW.  As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 25, 2008) is already on file with the Securities and Exchange Commission.

Item 1.  Description of Obligations

(a)        U.S. Dollar 35,000,000 Callable Fixed Rate to CMS Linked Notes due August 13, 2024.

(b)       The interest rate for the period from August 13, 2009 to August 13, 2010 will be 8.00%, payable semiannually on February 13, 2010 and August 13, 2010.

Thereafter, the interest rate per $1,000 (the “Specified Denomination”) shall be determined in accordance with the following formula:

4.3 x (10-year USD-ISDA-Swap Rate minus 2 year USD-ISDA-Swap Rate);

where “10-year USD-ISDA-Swap Rate” and “2 year USD-ISDA-Swap Rate” means the rate for USD swaps with a maturity of 10 years and 2 years, respectively, expressed as a percentage, which appears on the Reuters Screen “ISDAFIX1” Page (or such other page that may replace that page or that service or a successor service) as at approximately 11.00 a.m. (New York City time) 2 U.S. Government Securities Business Days prior to the beginning of each relevant Interest Period.

If such rates do not appear on the Reuters screen on the “ISDAFIX1” Page (or such other page that may replace that page on that service or a successor service) as at approximately 11.00 a.m. (New York City time) on such day, then “10-year USD-ISDA-Swap Rate” and “2-year USD-ISDA-Swap Rate” shall be determined by the Calculation Agent in accordance with the procedures set forth in “USD-CMS-Reference Banks” as defined in the ISDA Definitions provided that

(i)            “Designated Maturity” shall mean 10 year or 2 year, as applicable,

(ii)           “Reset Day” shall mean 2 U.S. Government Securities Business Days prior to the beginning of the relevant Interest Period,

(iii)          “Representative Amount” shall mean USD 35,000,000,

(iv)          “Reference Banks” shall mean, five leading swap dealers in the New York City interbank market selected by the Calculation Agent,

(v)           if fewer than three quotations are provided as requested, the rates will be determined by the Calculation Agent in good faith and in a commercially reasonable manner and (vi) the expression Calculation Agent shall mean Citibank, N.A., London Branch.

“U.S. Government Securities Business Day” means any day except Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Interest shall be paid on February 13 and August 13 of each year commencing on February 13, 2011 and ending on August 13, 2024.

(c)        Maturing August 13, 2024.  The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered.  Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d)       Notes are callable by the Bank at par on each February 13 and August 13, commencing August 13, 2010 and ending on February 13, 2024, with 10 London and New York business days notice.

(e)        Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f)        Not applicable.

(g)       No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h)       See Prospectus, pages 8-13.

(i)         Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.  Distribution of Obligations

As of August 11, 2009, the Bank entered into a Terms Agreement with Morgan Stanley & Co. Incorporated as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 35,000,000 at 100.00% of par.  The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale.  Delivery of the Notes is expected to be made on or about August 13, 2009.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3.  Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	N/A	100.00%
Total: USD 35,000,000	N/A	USD	35,000,000

Item 4.  Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5.  Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6.  Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7.  Exhibits

A.        Final Terms dated August 11, 2009.

B.         Terms Agreement dated August 11, 2009.

Final Terms dated August 11, 2009

International Bank for Reconstruction and Development

Issue of USD 35,000,000 Callable Fixed to CMS Linked Notes due August 13, 2024
under the
Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008.  This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series Number:	3814

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollar (“USD”)

4.	Aggregate Nominal Amount:

	(i) Series:	USD 35,000,000

	(ii) Tranche:	USD 35,000,000

5.	(i) Issue Price:	100 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	USD 35,000,000

6.	Specified Denominations (Condition 1(b)):	USD 1,000

7.	Issue Date:	August 13, 2009

8.	Maturity Date (Condition 6(a)):	August 13, 2024

9.	Interest Basis (Condition 5):	(i) Fixed Interest Rate (Condition 5(a)) from and including the Issue Date to but excluding August 13, 2010;

(ii) Index Linked Interest Rate (Condition 5(b)) from and including August 13, 2010 to but excluding the Maturity Date (further particulars specified below in Term 17)

10.	Redemption/Payment Basis (Condition 6):	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Change of Interest (as set out in Term 9 above)

12.	Call/Put Options (Condition 6):	Call Option (further particulars specified below in Term 18)

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	Luxembourg Stock Exchange

15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions (Condition 5(a)):		Applicable from and including the Issue Date, to but excluding August 13, 2010

	(i)	Rate(s) of Interest:	8.00 per cent. per annum payable semi-annually in arrear

	(ii)	Interest Payment Date(s):	February 13, 2010 and August 13, 2010

	(iii)	Fixed Coupon Amount(s):	USD 40 per Specified Denomination

	(iv)	Broken Amount(s):	Not Applicable

	(v)	Day Count Fraction (Condition 5(l)):	30/360

	(vi)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

17.	Index Linked Interest Note/other variable-linked interest Note Provisions (Condition 5(b)):		Applicable

	(i)	Index/Formula/other variable:

The Rate of Interest per Specified Denomination shall be calculated and determined by the Calculation Agent as soon as practicable on the relevant Interest Determination Date in accordance with the following formula:

4.3 x (10 year USD-ISDA-Swap Rate minus 2 year USD-ISDA-Swap Rate)

	(ii)	Party responsible for calculating Rate(s) of Interest and/or Interest Amount(s)	Citibank, N.A., London Branch

	(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:

“10 year USD-ISDA-Swap Rate” and “2 year USD-ISDA-Swap Rate” means the rate for USD swaps with a maturity of 10 years and 2 years respectively, expressed as a percentage which appear on the Reuters screen “ISDAFIX1” page (or such other page that may replace that page on that service or a successor service) as at 11:00 a.m. (New York City time) on the relevant Interest Determination Date.

	(iv)	Interest Determination Date(s):

2 U.S. Government Securities Business Days prior to the first day in each relevant Interest Period, the first Interest Period Commencing on August 13, 2010

“U.S. Government Securities Business Day” means any day except Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends the fixed income departments of its members be closed for the entire day for the purposes of trading in U.S. government securities

	(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:

If the 10 year USD-ISDA-Swap Rate and/or 2 year USD-ISDA-Swap Rate do not appear on the Reuters screen ISDAFIX1 page (or other page that may replace that page on that service or a successor service) as at 11.00 a.m. (New York City Time) on the relevant Interest Determination Date, then the “10 year USD-ISDA-Swap Rate” and/or “2 year USD-ISDA-Swap Rate” shall be determined by the Calculation Agent in accordance with the procedures set forth in “USD-CMS-Reference Banks” in the case of

“USD-ISDA-Swap Rate” (as defined in Article 7.1(ab)(x) and Article 7.1(ab)(vi) respectively, of the 2006 ISDA Definitions provided that (i) “Designated Maturity” shall mean 10 year or 2 year, as applicable, (ii) “Representative Amount” shall mean USD 35,000,000, (iii) “Reset Day” shall mean 2 U.S. Government Securities Business Days prior to the first day of the relevant Interest Period, (iv) “Reference Banks” shall mean five leading swap dealers in the New York City interbank market selected by the Calculation Agent, (v) if fewer than three quotations are provided as requested, the rates will be determined by the Calculation Agent in good faith and in a commercially reasonable manner and (vi) the expression Calculation Agent shall mean Citibank, N.A., London Branch.

	(vi)	Interest Period(s):	As specified in Condition 5(1)

	(vii)	Specified Interest Payment Dates:	February 13 and August 13 in each year commencing on and including February 13, 2011 up to and including the Maturity Date

	(viii)	Business Day Convention:	Unadjusted

	(ix)	Business Centre(s) (Condition 5(l):	London, New York

	(x)	Minimum Rate of Interest:	00.00 per cent. per annum

	(xi)	Maximum Rate of Interest:	20.00 per cent. per annum

	(xii)	Day Count Fraction (Condition 5(l)):	30/360

PROVISIONS RELATING TO REDEMPTION

18.	Call Option (Condition 6(d)):		Applicable

	(i)	Optional Redemption Date(s):	August 13, 2010 and each Specified Interest Payment Date thereafter from and including February 13, 2011 to and including February 13, 2024

	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 1,000 per Specified Denomination

	(iii)	Notice period:	Not less than 10 London and New York Business Days prior to the Optional Redemption Date

19.	Put Option (Condition 6(e)):		Not Applicable

20.	Final Redemption Amount of each Note (Condition 6):		USD 1,000 per Specified Denomination

21.	Early Redemption Amount (Condition 6(c)):		As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

22.	Form of Notes (Condition 1(a)):		Registered Notes
Global Registered Certificate available on Issue Date

23.	New Global Note:		Not Applicable

24.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):		London and New York

25.	Governing law (Condition 14):	English

26.	Other final terms:	Not Applicable

DISTRIBUTION

27.	(i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

28.	If non-syndicated, name of Dealer:	Morgan Stanley & Co. Incorporated

29.	Total commission and concession:	00.00 per cent. of the Aggregate Nominal Amount

30.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

31.	ISIN Code:	US45905UGP30

32.	Common Code:	044296098

33.	CUSIP:	45905UGP3

34.	Delivery:	Delivery against payment

35.	Registrar and Transfer Agent (if any):	Citibank, N.A., London Branch

36.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September, 25 2008.

LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

United States Internal Revenue Service Circular 230 Notice:  To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in these Final Terms, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The disclosure in the accompanying Prospectus under the heading “Tax Matters — United States Federal Income Taxation — Treatment of Qualified Stated Interest” should apply to the Notes notwithstanding that they do not pay interest at a single fixed rate.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Carlo Segni
Name: Carlo Segni
Title: Authorized Officer
Duly authorized

TERMS AGREEMENT NO. 3814 UNDER THE FACILITY

August 11, 2009

International Bank for Reconstruction
and Development
1818 H Street, N.W.
Washington, D.C.  20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s USD 35,000,000 Callable Fixed to CMS Linked Notes due August 13, 2024 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. London time on August 13, 2009 (the “Settlement Date”) at an aggregate purchase price of USD 35,000,000 (which is 100 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference.  In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein.  All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:

1                               The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent.).

2                               The purchase price specified above will be paid on the Settlement Date by the Dealer to Citibank N.A., as custodian for Cede & Co. as nominee for The Depository Trust

Company for transfer in immediately available funds to an account designated by the Bank.

3                               The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement.  The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4                               In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5                               The  Dealer hereby agrees to pay the following expenses, if applicable:

(a)                        all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes); and

(b)                       the legal fees and expenses of Linklaters LLP, counsel to the Dealer.

6                               The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036
Attention:	MTN Desk
Telephone:	+1 212 761 2625
Fax:	+1 212 507 4557

7                               All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8                               This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Thomas Jeffrey Barany
Thomas Jeffrey Barany:
Authorized Signatory

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:	/s/ Carlo Segni
Name: Carlo Segni
Authorized Officer